Amendment No. 5 to
                                                           SEC File No. 70-9599

                       SECURITIES AND EXCHANGE COMMISSION

                                    WASHINGTON, DC 20549

                                    FORM U-1

                                   APPLICATION

                                      UNDER

                   THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")

                                GPU, INC. ("GPU")
                              GPX Acquisition Corp.

                               300 Madison Avenue

                          Morristown, New Jersey 07962
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                  (Names of companies filing this statement and
                    addresses of principal executive offices)


                                    GPU, INC.
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          (Name of top registered holding company parent of applicants)



S.L. Guibord, Secretary           Douglas E. Davidson, Esq.
M.J. Connolly, Vice President-    Berlack, Israels & Liberman LLP
   Law                            120 West 45th Street
D.C. Brauer, Vice President       New York, New York  10036
GPU Service, Inc.
300 Madison Avenue
Morristown, New Jersey  07962

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                   (Names and addresses of agents for service)

            GPU and GPX Acquisition Corp. hereby amend their Application on Form U-1, as heretofore amended, docketed in SEC File No. 70-9599, as follows:

      By adding a new Paragraph HH to Item 1 to read as follows:

            HH. GPU undertakes to file Certificates Pursuant to Rule 24 within 60 days after the end of the first three calendar quarters, and 90 days after the end of the final calendar quarter, beginning with the quarter ending September 30, 2000, setting forth:

      (1) Consolidated financial statements of GPU (including a consolidated balance sheet and statement of income) for the 12 months then ended;

      (2) a schedule setting forth the segment revenues for such quarter for each of MYR's business segments in a manner similar to Exhibit J to the Application;

      (3) a narrative description of MYR's principal business activities during such quarter, identified by business segment, including the types of facilities serviced and the general nature of the work performed during such quarter; and

      (4) a description of any affiliate transactions involving the provision of goods, services or financing between MYR and its GPU system affiliates.

                                    SIGNATURE

            PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES HAVE DULY CAUSED THIS STATEMENT TO BE SIGNED ON THEIR BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                    GPU, INC.

                                    By: /s/ T.G. Howson
                                        ------------------------------
                                        T.G. Howson, Vice President
                                                and Treasurer



                                        GPX ACQUISITION CORP.




                                    By: /s/ T.G. Howson
                                        ------------------------------
                                          T.G. Howson, Treasurer




Date:  April 10, 2000